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Exhibit 99.4

news release

NORANDA EXPANDS ELECTRONIC RECYCLING BUSINESS INTO ASIA

        TORONTO, June 27, 2005 — Noranda Inc. announced today that it is expanding its recycling activities with the opening of a new subsidiary, Noranda Recycling Inc. (Malaysia) Sdn Bhd located in Penang, Malaysia. Noranda Recycling Malaysia was created to provide enhanced local service to existing Noranda customers and strengthen the company's global service offerings to original equipment manufacturers in the electronics industry looking for worldwide recycling solutions.

        Noranda is one of the world's largest recyclers of electronics, operating four plants in the United States and one in Brampton, Ontario, Canada dedicated to electronics recycling.

        The Malaysia office will source copper and precious metal-bearing scrap streams from electronics manufacturers in Asia. These materials will be shipped to Noranda's recycling facilities in San Jose, California and East Providence, Rhode Island for sampling, then sent as feed to the Horne smelter in Quebec.

        "Noranda's state-of-the-art recycling processes ensure that unwanted electronic hardware is recycled in a way that conserves resources and promotes sustainable development," said Claude Ferron, President Canadian Copper and Recycling. "We have invested in the technical and environmental infrastructure required to recover metals in an environmentally responsible manner. Our expansion into Asia increases our recycling service offering for our existing customers, and creates opportunities for new customers to use Noranda Recycling."

        Noranda's Canadian Copper & Recycling business unit consists of the Horne custom copper smelter in Rouyn-Noranda, Quebec, the CCR copper and precious metals refinery in Montreal-East, Quebec and Falconbridge's Kidd Creek mine and Metallurgical division in Timmins, Ontario. The Recycling unit consists of the Brampton facility in Canada, two demanufacturing facilities located in Roseville, California and LaVergne, Tennessee, two sampling facilities located in California and Rhode Island, and one office in Penang, Malaysia. Approximately 15% (100,000 tonnes) of the raw material feed for Noranda's primary Canadian copper and recycling operations is from recyclable materials. Gross value of recyclable raw materials is more than $300 million annually.

        Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Noranda's common shares are listed on The New York Exchange (NRD) and the Toronto Stock Exchange (NRD.LV). Noranda's website can be found at www.noranda.com.

Contact:

Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@toronto.norfalc.com
www.noranda.com

Steve Skurnac
President, Noranda Recycling Inc.
408-998-4930
steve.skurnac@norandarecycling.com

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Exhibit 99.4